EXHIBIT 1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation of our report dated June 18, 2004, into the previously filed Registration Statement (No. 33-63809) on
Form S-8 of First Horizon National Corporation (formerly known as First Tennessee National Corporation), relating to the statements of net assets available for plan benefits of the First Tennessee National Corporation Savings Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003, which report appears in the Plan’s Annual Report on Form 11-K for the year ended December 31, 2003.

/s/ KPMG LLP

Memphis, Tennessee
June 24, 2004